SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2.

(Amendment No. 1)*

Clean Diesel Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

18449C 401

(CUSIP Number)

October 15, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 18449C 401		Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Emerald Energy Fund I LP ("EEF I")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 355,791 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 355,791 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,791 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.37%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401		Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS EEF I Management LP ("EEF Management")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 355,791 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 355,791 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,791 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.37%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401		Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Emerald Cleantech Fund I LP ("ECF I")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,057 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,057 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401		Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS ECF I Management LP ("ECF Management")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,057 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,057 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401		Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Emerald Partners I Ltd. ("Emerald Partners")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 357,848 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 357,848 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,848 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G
CUSIP No. 18449C 401		Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Pascal Mahieux ("Mahieux")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 357,848 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 357,848 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,848 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401		Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS John Bridle ("Bridle")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 357,848 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 357,848 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,848 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401		Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Walter Locher ("Locher")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 357,848 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 357,848 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,848 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401		Page 10 of 15 Pages

Explanatory Note:

On October 25, 2010, the Reporting Persons filed a Schedule 13G (the "Schedule 13G") stating that they collectively beneficially owned 360,362 shares of Common Stock (as defined herein), consisting of 348,982 outstanding shares and 11,380 shares issuable upon exercise of warrants, and that all of such shares and warrants were owned of record by Emerald Energy Fund I LP ("EEF I").  In fact, 2,514 of such outstanding shares, and 2,057 of such shares issuable upon exercise of warrants, were then owned by Emerald Cleantech Fund I LP ("ECF I"), an affiliated entity.  Subsequently, ECF I sold all such 2,514 outstanding shares.  This Amendment No. 1 to the Schedule 13G is filed to correct the error in the Schedule 13G noted above, and reflects the subsequent sale of 2,514 shares by ECF I.

Item 1(a)	Name of Issuer:

Clean Diesel Technologies, Inc., a Delaware corporation ("CDTI" or the "Issuer").

Item 1(b)	Address of Issuer's Principal Executive Offices:

4567 Telephone Road
Suite 206
Ventura, CA 93003

Item 2(a)	Names of Persons Filing:

The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Emerald Energy Fund I LP ("EEF I");
(ii)	EEF I Management LP ("EEF Management");
(iii)	Emerald Cleantech Fund I LP ("ECF I");
(iv)	ECF I Management LP ("ECF Management");
(v)	Emerald Partners I Ltd. ("Emerald Partners");
(vi)	Pascal Mahieux ("Mahieux");
(vii)	John Bridle ("Bridle"); and
(viii)	Walter Locher ("Locher").

This statement relates to Common Stock (as defined herein) held for the account of EEF I and ECF I.  EEF Management is the general partner of EEF I, and ECF Management is the general partner of ECF I.  Emerald Partners is the general partner of EEF Management and ECF Management.  Mahieux, Bridle and Locher serve as the sole directors of Emerald Partners (in such capacity, collectively the "Directors").

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business office of each reporting person is:

P.O. Box 255, Trafalgar Court
Les Banques
St. Peter Port GY1 3QL
Guernsey

SCHEDULE 13G
CUSIP No. 18449C 401		Page 11 of 15 Pages

Item 2(c)	Citizenship:

(i)	EEF I is a Guernsey limited partnership;
(ii)	EEF Management is an Ontario, Canada limited partnership;
(iii)	ECF I is a Quebec, Canada limited partnership;
(iv)	ECF Management is a Quebec, Canada limited partnership;
(v)	Emerald Partners is a Guernsey corporation;
(vi)	Mahieux is a Guernsey citizen;
(vii)	Bridle is a Guernsey citizen; and
(viii)	Locher is a U.S. citizen.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.01 per share ("Common Stock").

Item 2(e)	CUSIP Number:

18449C 401

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof:

(i)            EEF I and EEF Management may be deemed to be the beneficial owners of 355,791 shares of Common Stock (including (A) 346,468 outstanding shares of Common Stock and (B) 9,323 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Persons);

(ii)           ECF I and ECF Management may be deemed to be the beneficial owners of 2,057 shares of Common Stock (consisting of 2,057 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Person); and

(iii)          Emerald Partners and each of the Directors may be deemed to be the beneficial owners of 357,848 shares of Common Stock (including (A) 346,468 outstanding shares of Common Stock and (B) 11,380 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Persons).

All such Common Stock is held directly by EEF I and ECF I in the amounts set forth above.  All of the Reporting Persons other than EEF I and ECF I disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

SCHEDULE 13G
CUSIP No. 18449C 401		Page 12 of 15 Pages

Item 4(b)	Percent of Class:

As of the date hereof, assuming full exercise of the warrants beneficially owned by the Reporting Persons:

(i)            EEF I and EEF Management may be deemed to be the beneficial owners of approximately 9.37% of the total number of shares of Common Stock outstanding;

(ii)           ECF I and ECF Management may be deemed to be the beneficial owners of approximately 0.05% of the total number of shares of Common Stock outstanding; and

(iii)          Emerald Partners and each of the Directors may be deemed to be the beneficial owners of approximately 9.42% of the total number of shares of Common Stock outstanding;

in each case based on the total number of outstanding shares of Common Stock as reported by CDTI in its Quarterly Report on form 10-Q filed with the Securities and Exchange Commission on November 12, 2010.

Item 4(c)	Number of shares as to which such person has:

EEF I and EEF Management:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	355,791
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	355,791

ECF I and ECF Management:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	2,057
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	2,057
Emerald Partners and each of the Directors:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	357,848
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	357,848

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

SCHEDULE 13G
CUSIP No. 18449C 401		Page 13 of 15 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The Directors are the sole directors of Emerald Partners and in such capacity have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of EEF I and ECF I.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No. 18449C 401		Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2010	Emerald Energy Fund I LP

	By:	EEF I Management LP, its General Partner
	By:	Emerald Partners I Ltd., its General Partner

	By:	Sean P. McGuinness, Attorney-in-fact*

EEF I Management LP

	By:	Emerald Partners I Ltd., its General Partner

	By:	Sean P. McGuinness, Attorney-in-fact*

Emerald Cleantech Fund I LP

	By:	ECF I Management LP, its General Partner
	By:	Emerald Partners I Ltd., its General Partner

	By:	Sean P. McGuinness, Attorney-in-fact*

ECF I Management LP

	By:	Emerald Partners I Ltd., its General Partner

	By:	Sean P. McGuinness, Attorney-in-fact*

Emerald Partners I Ltd.

	By:	Sean P. McGuinness, Attorney-in-fact*

Pascal Mahieux

Sean P. McGuinness, Attorney-in-fact*

John Bridle

Sean P. McGuinness, Attorney-in-fact*

Walter Locher

Sean P. McGuinness, Attorney-in-fact*

*  Filed pursuant to a Power of Attorney filed as an Exhibit to this Schedule 13G.

SCHEDULE 13G
CUSIP No. 18449C 401		Page 15 of 15 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of December 3, 2010, among the Reporting Persons. Filed herewith.

Exhibit 2.	Power of Attorney, dated as of December 3, 2010, of the Reporting Persons filed herewith.